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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)


                            J-BIRD MUSIC GROUP, LTD.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46611G207
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                               DOUGLAS G. MCCASKEY
                       5 RIVER ROAD, SUITE 301, WILTON, CT 06897
                                 (203) 255-1826
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 7, 2001
     -----------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP                                                                        No.
46611G207.................................................................

1.       Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Douglas G. McCaskey and The McCaskey Group (06-117-2974)
         -----------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  X
              ------------------------------------------------------------------

         (b)
              ------------------------------------------------------------------

3.       SEC Use Only___________________________________________________________

4.       Source of Funds (See Instructions) 00
                                           _____________________________________

5.       Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  X
                                 -----------------------------------------------

6.       Citizenship or Place of Organization  USA
                                               ---------------------------------

Number of         7.   Sole Voting Power:           600,000
Shares Bene-      8.   Shares Voting Power:           5,000
ficially by       9.   Sole Dispositive Power       600,000
Owned by          10.  Shared Dispositive Power       5,000
Each Reporting
Person with

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  605,000
                                                                       ---------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)  17.93%
                                                             -------------------

14.      Type of Reporting Person (See Instructions)

         Douglas G. McCaskey - IN
         The McCaskey Group - PN

ITEM 1.   SECURITY AND ISSUER:

          Common Stock, $0.001 par value

          J-Bird Music Group, Ltd.

          5 River Road, Suite 301, Wilton, CT 06897

ITEM 2.  IDENTITY AND BACKGROUND

          (a) The McCaskey Group, a general partnership under the laws of the state of Connecticut but is now a sole proprietorship by reason of the purchase of all other partnership interests by Douglas G. McCaskey (see biography below)

          (b)  26 Gay Bowers Road, Fairfield, CT

          (c)  business of Real Estate Investor

          (d) In the last five years the partnership has not been convicted in any criminal proceeding.

          (e) The partnership during the past five years has not been a party to any civil proceedings of a judicial or administrative body and is as of now not subject to any judgement, decree or final order.

          (a)  Douglas G. McCaskey

          (b)  26 Gay Bowers Road, Fairfield, CT 06430

          (c) General Manager of J-Bird Music Group, Ltd. 5 River Road, Suite 301, Wilton, CT 06897, which develops and markets music on the internet

               Owner of the McCaskey Group now a sole proprietorship
               Business: Real Estate
               26 Gay Bowers Road, Fairfield, CT 06430

               President and Director of Marcorp, Inc.
               26 Gay Bowers Road, Fairfield, CT 06430, an inactive public company with no assets.

          (d) On October 13, 2000 in the United States District Court, District of Connecticut, Mr. McCaskey pleaded guilty to one criminal count for manipulating the market for Marcorp Inc. common stock from May, 1994 to December, 1994 in violation of Section 10(b) of the Securities and Exchange Act of 1934 and Rule 10-b5 thereunder. On April 30, 2001 Mr.

McCaskey was sentenced to five years probation and ordered to pay a fine of $30,000 payable in one year with interest which was paid in full in April 30, 2002 and a $50.00 mandatory special assessment. Pursuant to the order and as a condition of his probation, Mr. McCaskey has settled with three brokerage firms which allegedly suffered losses due to the halt in trading of Marcorp stock by the SEC on December 8, 1994. The settlements with two of these brokerage firms have been paid and satisfied. The third firm is being paid in installments which are current.

          (e) There is a civil suit, Securities and Exchange Commission v. Douglas McCaskey et al currently pending against Mr. McCaskey in the U.S. District Court for the Southern District of New York. The suit, cited above, principally alleges that Mr. McCaskey allegedly manipulated the market for Marcorp, Inc. common stock from May, 1994 to December, 1994, allegedly increased Marcorp's share price and volume by purchasing and selling shares of Marcorp's stock in the U.S. and Canada, and allegedly sold restricted and unregistered shares of Marcorp stock to the public. The SEC was awarded a judgement on May 22, 2002 imposing a civil monetary penalty of $100,000 against Mr. McCaskey.

          (f)  USA

ITEM 3.

          The consideration for the purchase of the Shares by Mr. McCaskey is his services as General Manager of the issuer pursuant to a certain Consulting Agreement dated as of September 1, 2001.

ITEM 4.  PURPOSE OF TRANSACTION

          The Purpose of the transaction is to provide compensation to Mr. McCaskey for his services as General Manager. It is not contemplated at this time that this transaction will result in any of the events or transactions listed in clauses (a) through (j) other than possible charges in management or the Board of Directors in the normal course of events.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  Douglas G. McCaskey       600,000 Shares of Common Stock   17.79%
               The McCaskey Group          5,000 Shares of Common Stock     .14%
                                         -------                          -----
                    Total                605,000                          17.93%

          (b)  Douglas G. McCaskey       600,000 Shares of Common Stock   17.79%
               The McCaskey Group          5,000 Shares of Common Stock     .14%
                                         -------                          -----
                    Total                605,000                          17.93%

          (c)  Not Applicable

          (d)  Not Applicable

          (e)  Not Applicable

ITEM 6.   CONTRACTS... WITH RESPECT TO SECURITIES OF ISSUER

          None

ITEM 7.   ITEMS TO BE FILED AS EXHIBITS

          None

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2002
Date

s/ Douglas G. McCaskey
Signature

Douglas G. McCaskey
Name/Title